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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2001

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission file number 0-23214.

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAMSONITE CORPORATION EMPLOYEE SAVINGS TRUST—TUCSON UNION

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SAMSONITE CORPORATION
11200 EAST 45TH AVENUE
DENVER, COLORADO 80239

Samsonite Corporation
Employee Savings Trust
Tucson Union

         Financial Statements and Schedule
Years Ending December 31, 2001 and 2000
(Unaudited)

Samsonite Corporation

Employee Savings Trust

Tucson Union

Table of Contents

Financial Statements
Statements of Net Assets Available for Benefits—December 31, 2001 and 2000	3
Statements of Changes in Net Assets Available for Benefits—Years Ended December 31, 2001 and 2000	4
Notes to Financial Statements	5-8
Supplemental Schedule—Schedule H, line 4i—Schedule of Assets (Held at End of Year)	10
Signature page	11

Samsonite Corporation

Employee Savings Trust

Tucson Union

Statements of Net Assets Available for Benefits

	December 31, 2001	December 31, 2000
Assets:
Investments, at fair value (Note 3):
Mutual Funds:
Guaranteed Income Fund	$8	4,971
Fidelity Equity Income Fund	1,584	1,706
Fidelity Contra Fund	1,348	1,542
Samsonite common stock	9	9
Loans to participants	—	775

Total investments	2,949	9,003

Net assets available for benefits	$2,949	9,003

See accompanying notes to financial statements.

Samsonite Corporation

Employee Savings Trust

Tucson Union

Statements of Changes in Net Assets Available for Benefits

(Unaudited)

	Year Ended December 31,
	2001	2000
Additions:
Interest income	$134	214
Net realized and unrealized depreciation of investments	(316)	(25)
Employee contributions	—	4,655
Employer contribution	—	596
Interest on participant loans	—	78

Total additions (deductions)	(182)	5,518

Deductions:
Benefits and distributions	(5,862)	(295)
Administrative expenses	(10)	(19)

Total deductions	(5,872)	(314)

Net increase (decrease)	(6,054)	5,204

Net assets available for benefits, beginning of year	9,003	3,799

Net assets available for benefits, end of year	$2,949	9,003

See accompanying notes to financial statements.

Samsonite Corporation

Employee Savings Trust

Tucson Union

Notes to Financial Statement

(Unaudited)

1.    Description of the Plan

        The following description of the Samsonite Corporation Employee Savings Trust Tucson Union (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

        The Plan is a defined contribution 401(k) retirement plan covering all employees of Samsonite Corporation and its subsidiaries (the "Company") who are members of Local Union No. 104. The CG Trust Company is the Trustee of the Plan. CIGNA Retirement and Investment Services (CIGNA) is the Administrator of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

        Eligible employees of the Company may participate in the Plan as of the first day of the month following their date of hire.

Contributions

        Plan participants may contribute to the Plan up to 17% of their compensation, as defined. As of May 1, 1999 the Company began making matching contributions of 35% of the first 6% of participant contributions. Prior to this date the Company did not make matching contributions, as such contributions are not required by the Plan agreement. For the year ended December 31, 2001, the first $10,500 of an employee's contribution is on a before-tax basis; contributions in excess of $10,500 are on an after-tax basis. The pre-tax contribution limit is indexed annually for inflation.

Participant Accounts

        Each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of Plan earnings and losses. Plan earnings and losses are allocated to individuals' accounts based on each participant's account balance in their respective options selected.

Vesting

        Participants' contributions to the Plan and earnings thereon are 100% vested. Participants become vested in the Company's matching contributions and earnings thereon based on years of service as follows:

Years of Service	Vested Percentage
Less than three	0%
At least three but less than five	50%
Five or more	100%

        Participants' accounts become fully vested upon death, total disability, reaching normal retirement age, or termination of the Plan. Forfeited Company contributions are used to reduce Company matching contributions and/or administrative expenses. There were no forfeitures by participants during 2001 and 2000.

Payment of Benefits

        Upon termination of service due to death, disability or retirement, or upon reaching age 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over the participant's life expectancy.

Participant Loans

        Participants may borrow from their contribution fund account a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment funds and the Participant Loans fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account. There were no loans outstanding at December 31, 2001. The interest rate on the loan outstanding as of December 31, 2000 was 9.5%. Loan repayments are made in equal installments through payroll deductions.

Plan Termination

        The Company has the right to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, the accounts of all participants would become fully vested, and the assets would be distributed among the participants in accordance with the terms set forth in the Plan.

Administrative Expenses

        Most administrative expenses of the Plan are paid by the Plan. In addition, the Company has provided certain services to and paid certain expenses of the Plan without reimbursement.

Tax Status

        The Plan obtained its latest determination letter on August 25, 1995, in which the Internal Revenue Service states that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.    Summary of Significant Accounting Policies and Practices

Basis of Accounting

        The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

        Mutual funds and the value of Samsonite common stock are determined by quoted market prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded as of the trade date. Interest is recognized as earned.

Use of Estimates

        Management of the Plan has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities and additions and deductions to net assets available for benefits to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ significantly from those estimates.

Payment of Benefits

        Benefits are recorded when paid.

3.    Investments

        Participants may direct contributions, in multiples of 1% increments, to the following investment options, provided by CIGNA:

        (1)  Guaranteed Income Fund—This fund seeks to preserve capital plus provide fixed income returns.

        (2)  Fidelity Equity Income Fund—This fund seeks a combination of capital growth and current income.

        (3)  Large Company Stock Value Fund—This fund seeks to achieve capital appreciation while avoiding risk and controlling volatility.

        (4)  Balanced Funds—The balanced funds consist of the CIGNA Lifetime Funds. This group of funds is based on the life-cycle theory of investing that different bond/stock mixes are appropriate for individuals at different stages of their lives. These funds seek a combination of growth, income and capital preservation through stocks, bonds, and short-term investments. These funds include the CIGNA Lifetime20, CIGNA Lifetime30, CIGNA Lifetime40, CIGNA Lifetime50 and CIGNA Lifetime60 funds.

        (5)  Stock Market Index Fund—This fund invests in common stocks that seek to match the performance of the Standard & Poor's 500 Composite Stock Price Index.

        (6)  Growth Funds—The growth funds consist of the Fidelity Contra Fund, the Dreyfus Founders Growth Fund and the Small Company Stock Growth Fund. These funds seek long-term capital appreciation from equities.

        (7)  Invesco Dynamics Fund—This mutual fund seeks to provide capital appreciation by investing primarily in the stocks of mid-sized U.S. companies with market capitalizations between $1 billion and $10 billion.

        (8)  Janus Worldwide Fund—This fund seeks capital growth and diversification benefits from investments in foreign and domestic stocks.

        (9)  Samsonite Common Stock—This fund is comprised of shares of the Company's common stock and a short-term cash component to provide liquidity for daily trading.

        The fair value of investments that individually represent 5% or more of the Plan's net assets available for benefits are as follows:

	December 31
	2001	2000
CIGNA Guaranteed Income Fund	$—	$4,971
Fidelity Equity Income Fund	1,584	1,706
Fidelity Contra Fund	1,348	1,542

        During 2001 and 2000, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by $316 and $25 as follows:

	Year ended December 31, 2001	Year ended December 31, 2000
Net Change in Fair Value
Mutual funds	$(316)	$40
Samsonite common stock	—	(65)

	$(316)	(25)

Supplemental Schedule

Samsonite Corporation

Employee Savings Trust

Tucson Union

Supplemental Schedule—Schedule H, line 4i—Schedule of Assets Held at End of Year

(Unaudited)

December 31, 2001

Identity of issue	Number of shares	Current value
CIGNA Guaranteed Income Fund	0.25	$8
Fidelity Equity Income II Fund	35	1,584
Fidelity Contra Fund	16	1,348
Samsonite Common Stock	6	9

		$2,949

        All investments are held by Connecticut General Life Insurance, which is a party-in-interest.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAMSONITE CORPORATION EMPLOYEE SAVINGS TRUST—TUCSON UNION
Date:	June 24, 2002	By:	/s/ RICHARD H. WILEY Richard H. Wiley Samsonite Corporation Chief Financial Officer, Treasurer and Secretary

QuickLinks

Samsonite Corporation Employee Savings Trust Tucson Union
Samsonite Corporation Employee Savings Trust Tucson Union
Table of Contents
Samsonite Corporation Employee Savings Trust Tucson Union Statements of Net Assets Available for Benefits
Samsonite Corporation Employee Savings Trust Tucson Union Statements of Changes in Net Assets Available for Benefits (Unaudited)
Samsonite Corporation Employee Savings Trust Tucson Union Notes to Financial Statement (Unaudited)
Samsonite Corporation Employee Savings Trust Tucson Union Supplemental Schedule—Schedule H, line 4i—Schedule of Assets Held at End of Year (Unaudited)
SIGNATURE